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EXHIBIT 4.07

CELLEGY PHARMACEUTICALS, INC.
STOCK OPTION ASSUMPTION AGREEMENT
(Non-Plan Options)

Dear «Name»:

        As you know, on October 7, 2004, Cellegy Pharmaceuticals, Inc. ("Cellegy") and Biosyn, Inc. ("Biosyn") entered into an Agreement and Plan of Shares Exchange (the "Exchange Agreement") pursuant to which all the outstanding shares of Biosyn capital stock will be exchanged for shares of Cellegy common stock and all outstanding options and warrants to purchase Biosyn common stock will be assumed by Cellegy (the "Exchange"). The number of shares of Cellegy common stock into which each share of Biosyn common stock will be converted is based on the exchange ratio for the Biosyn common stock, as defined in the Exchange Agreement (the "Exchange Ratio"). The closing of the transactions contemplated by the Exchange Agreement is contemplated to occur on or about October 22, 2004 ("Closing Date").

        You hold one or more outstanding options to purchase Biosyn common stock. Pursuant to the Exchange Agreement, Cellegy will assume as of the Closing Date all obligations of Biosyn under your outstanding option (or options). This Stock Option Assumption Agreement (the "Agreement") evidences the terms of Cellegy's assumption of one or more options (the "Biosyn Non-Plan Options") to purchase Biosyn common stock granted to you other than pursuant to Biosyn's 1999 Stock Option Plan (the "Plan"), which Biosyn Non-Plan Options are documented by one or more stock option agreements entered into by and between you and Biosyn or by resolutions of the Board of Directors of Biosyn (collectively, the "Option Agreements"). The table below lists the Biosyn Non-Plan Options that you currently hold:

BIOSYN NON-PLAN OPTION
Grant Date	Option Expiration Date	No. of Shares of Biosyn Common Stock	Exercise Price per share
«Grant Date»	«Expiration Date»	«Biosyn No.»	$«BiosynExPrice»
«Grant Date»	«Expiration Date»	«Biosyn No.»	$«BiosynExPrice»
«Grant Date»	«Expiration Date»	«Biosyn No.»	$«BiosynExPrice»

        After the Exchange, your Biosyn Non-Plan Options will no longer give you the right to purchase Biosyn Common Stock. Instead, your Biosyn Non-Plan Options will give you the right to purchase shares of Cellegy common stock, with the number of shares of Cellegy common stock calculated based on the Exchange Ratio for the Biosyn Common Stock as provided in the Exchange Agreement and the exercise price per share proportionately adjusted. As described below, Cellegy will separately provide you with information regarding the number of Cellegy shares underlying your Biosyn Options.

        The grant date and expiration date of your assumed Biosyn Non-Plan Options will remain the same after the Exchange as set forth in the Option Agreements, but the number of shares subject to your assumed Biosyn Non-Plan Options and the exercise price per share will be adjusted to reflect the effect of the Exchange as described in Section 1.6(b) of the Exchange Agreement. In addition, by signing below, you agree that your Biosyn Non-Plan Options will be governed by the change of control provisions set forth in Section 9 (Change of Control) of the Biosyn 1999 Stock Option Plan (the "Plan") after the Exchange. In addition, if you are a Biosyn employee, then the provisions of the Plan governing the exercisability of your Biosyn Non-Plan Options following a termination of employment will apply to your Biosyn Non-Plan Options. The other provisions of your Biosyn Non-Plan Options will remain the same as set forth in the Option Agreements, and the provisions of the Option Agreements (except as expressly modified by this Agreement and the Exchange Agreement) will govern and control your rights to purchase shares of Cellegy common stock.

        Unless the context otherwise requires, after the Exchange any references in the Plan and the Option Agreements to: (i) the "Company" or the "Corporation" means Cellegy, (ii) "Stock," "Common Stock" or Shares" means shares of Cellegy Common Stock, (iii) the "Board of Directors" or the "Board" means the Board of Directors of Cellegy and (iv) the "Committee" means the Compensation Committee of the Board of Directors of Cellegy (or any other committee that the Board may designate as administrator of the Plan). All provisions references in the Option Agreements relating to your status as an employee of Biosyn will, after the Exchange, refer to your status as an employee of Cellegy or any present or future Cellegy subsidiary.

        Notwithstanding any other provision of this Agreement: (i) your assumed Biosyn Non-Plan Options shall not form any part of any contract of employment between Cellegy, or any subsidiary, and you, and it shall not confer on you any legal or equitable rights (other than those constituting your assumed Biosyn Non-Plan Options themselves) against Cellegy or any subsidiary, directly or indirectly, or give rise to any cause of action in law or in equity against Cellegy or any subsidiary; and (ii) your benefits under your assumed Biosyn Non-Plan Options shall not form any part of your wages or remuneration or count as pay or remuneration for pension fund or other purposes.

        After the Closing Date, Cellegy will send to you a notice that will set forth the exact number of shares of Cellegy common stock that will underlie your Biosyn Non-Plan Options as a result of the Exchange and the new per share exercise price of the Biosyn Non-Plan Options. The notice will be accompanied by a form of Exercise Notice that you will be able to use in order to exercise the Biosyn Non-Plan Options after the Exchange.

        Nothing in this Agreement or the Option Agreements interferes in any way with your right, Biosyn's right or Cellegy's right, which rights are expressly reserved, to terminate your employment (if you are employed by Biosyn or Cellegy) at any time for any reason. Any future options, if any, you may receive from Cellegy will be governed by the terms of the Cellegy's equity incentive plans, and such terms may be different from the terms of your assumed Biosyn Non-Plan Options.

[Remainder of page intentionally left blank]

        Please sign and date this Agreement on the following page and return it promptly to Cellegy at the following address:

                      Cellegy Pharmaceuticals, Inc.
                      349 Oyster Point Boulevard, Suite 200
                      South San Francisco, CA 94080
                      Attn: A. Richard Juelis

CELLEGY PHARMACEUTICALS, INC.
A. Richard Juelis, Chief Financial Officer

[ACKNOWLEDGMENT PAGE FOLLOWS]

ACKNOWLEDGMENT

        The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Biosyn Non-Plan Options listed on the table above will be assumed by Cellegy on the Closing Date and are as set forth in the Option Agreements for such assumed Biosyn Non-Plan Options and this Stock Option Assumption Agreement (and the Plan to the extent set forth in this Agreement).

DATED: October    , 2004

«Name»
Mailing Address:

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CELLEGY PHARMACEUTICALS, INC. STOCK OPTION ASSUMPTION AGREEMENT (Non-Plan Options)
ACKNOWLEDGMENT